Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of the financial condition and results of operations of Wind Harvest and WHPP together with the companies' financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for the business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of WHPP's Form C with which this discussion and analysis is filed with the Securities and Exchange Commission (the "Form C") for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

All terms used herein are as defined in the Form C unless otherwise defined herein.

Overview

Wind Harvest hopes its work and inventions trigger the worldwide development of a large untapped renewable resource that can make a real difference in reducing global warming. Wind Harvest's engineers design near-ground wind technologies. Wind Harvest's scientists test how its turbines increase wind speeds for tall turbines and don't harm wildlife. Wind Harvest's sales team opens markets and licenses for specific regions (e.g., Caribbean) and uses (e.g., Telecom towers). Wind Harvest's manufacturing team selects suppliers and oversees quality control. Our licensees and engineering, procurement, construction and management partners develop the projects that buy our turbines. Our executives bring additional equity and project capital to the company and finds ways to expand the company's sales and the number of projects it owns.

As stated in Question 31 of WHPP's Form C with which this discussion and analysis is filed with the Securities and Exchange Commission (the "Form C"), and as is further detailed in this discussion and analysis, WHPP is raising funds in this offering for the purpose of financing the operations and the business projects of Wind Harvest, and, as described in the Form C, interest and principal payments on the Notes (as defined in the Form C) issued to investors in this offering and the 506(c) Offering will be made from revenue and income of Wind Harvest, and investors will also receive payments from profits from the sale of certain Wind Harvest stock, provided certain conditions are met. (Please see Question 13 of the Form C for a more complete description of these terms.) Additionally, as described more fully in Question 13 of the Form C, Wind Harvest is issuing investors in this offering and the 506(c) Offering an unconditional Guaranty of their Notes, which will make Wind Harvest legally obligated to directly pay investors should WHPP default on the Notes. Because of all of the above, a discussion and analysis of Wind Harvest's financial condition is included below in addition to a discussion and analysis of the financial condition of WHPP.

Wind Harvest hopes, but of course does not guarantee, that it will be the leading manufacturer of near-ground wind turbines with a large share of the $250+ billion and growing wind farm understory market and the estimated $100 billion niche market for shorter turbines. Wind Harvest's goal is to have $1 billion + in annual sales in 5 years. With Wind Harvest's Series B

Round expected in 2021, Wind Harvest aims to have capital to own projects that use its *Wind Harvester* turbines, and add executives who've executed large projects and closed initial public offerings. Wind Harvest plans to have an IPO in 2024. If this does not happen, then Wind Harvest expects to be sold to a major corporation that wants to aggressively enter the near-ground wind market. These projections cannot be guaranteed.

Given Wind Harvest's limited operating history, Wind Harvest cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Wind Harvest

Wind Harvest was incorporated in the State of Delaware in January 2006.

Since then, Wind Harvest has

- Raised $10+ million since 2012 from the Series A round, convertible notes and short-term loans.
- Completed designing and testing the *Wind Harvester* prototypes v1.0 and v2.0 that provided the company with the three-blade design.
- Built and tested v3.0, the full-scale commercial prototype and the largest turbine made in the company's long history.
- Used the data from v3.0 to validate its suite H-type vertical axis wind turbine aeroelastic computer models.
- Completed the engineering and design review for v3.1.

Wind Harvest also has

- $5.5M in its 2021/22 project pipeline, and $50M for 2022/23.
- A senior Team with 80+ years of experience in wind energy and a head start in vertical axis turbine design, engineering, modeling, and prototyping.

WHPP

WHPP was incorporated in the State of Delaware in April 2020. Since then, WHPP has designed and launched this offering and the 506(c) Offering with the goal of raising a total of $3 million from investors.

Historical Results of Operations

WHPP

WHPP was organized in April 2020, has had no revenue or income, and has had no activity other than preparation for this offering and the 506(c) Offering. As such, there is no activity upon which prospective investors may base an evaluation of its performance.

Wind Harvest

Wind Harvest was organized in January 2006 and has limited operations upon which prospective investors may base an evaluation of its performance. To date, Wind Harvest's activities have been largely confined to research and development and fundraising. Wind Harvest has done no business and has generated no revenue.

- Assets. As of December 31, 2019, the company had total assets of $441,541, including $5062 in cash. As of December 31, 2018, the company had $527,353 in total assets, including $639 in cash. As of July 31, 2020, cash on hand was $59,752.

- Net Loss. The Company has had net losses of $468,198 and net losses of $1,136,050 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- Liabilities. The Company's liabilities totaled $10,028,426 for the fiscal year ended December 31, 2019 and $9,649,360 for the fiscal year ended December 31, 2018.

For more detail regarding Wind Harvest's projected results of operations, please see Wind Harvest's 7-Year Financials and Future Valuation included in Appendix E of the Form C.

Related Party Transaction

Refer to Appendix E to and Question 26 of the Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

WHPP

To date, WHPP has received no revenue or income and has no assets or liabilities. Further, as more fully described in Question 31 of the Form C, WHPP is a finance subsidiary under the Investment Company Act of 1940 and, as such, WHPP's primary purpose is to finance the business operations of Wind Harvest. WHPP does not have and will not have revenue (other than what it receives from or through Wind Harvest, such as principal or interest payments and revenue from sale of the Issuable Shares, as defined in the Form C); no assets (although WHPP will have a security interest in the wind turbines and equipment that Wind Harvest purchases with the loans from WHPP); and no operations independent of Wind Harvest. Investors will depend on payments from Wind Harvest to WHPP for the payment of loan interest and principal owed to such investors, and the amount (if any) that investors receive as a result of sale of the Issuable Shares will depend on the valuation of Wind Harvest's common stock.

As described in Questions 9, 10, and 31 of the Form C, WHPP will loan the majority of the funds raised in this offering and the 506(c) Offering to Wind Harvest to finance the business operations and projects of Wind Harvest as described in Questions 9 and 10 of the Form C. WHPP will use the majority of the interest and principal payments it receives from Wind Harvest to make interest and principal payments to the investors.

Please see the table below for amounts and interest rates of both (a) the Notes issued to investors in this offering and the 506(c) Offering and (b) the loans from WHPP to Wind Harvest. The table

also lists the annual net income to WHPP derived from the annual interest received from Wind Harvest (after paying annual interest to the investors in this offering and the 506(c) Offering). This annual net income will accumulate year by year to pay the principal due at the end of 2027.

From WHPP Noteholders	Lent to Wind Harvest*	% to WHPP Noteholders	% to WHPP from Wind Harvest	Annual Wind Harvest to WHPP	Annual to WHPP Noteholders	Annual Net Income
$600,000	$551,250	10%	12.85%	$77,100	$60,000	$17,100
$470,000	$432,400	8%	10.75%	$50,525	$37,600	$12,925
$1,930,000	$1,930,000	8%	8%	$154,400	$154,400	$0
$3,000,000	$2,913,650	8% & 10%	Ave. 9.4%	$282,025	$252,000	$30,025

* Note: The amount lent is less than raised because 7.5% of the first $1.07M goes to Wefunder.

WHPP does not expect to have any capital resources or income beyond the proceeds from this offering and the 506(c) offering, the interest and principal payments WHPP receives from Wind Harvest, and the proceeds from the sale, if any, of the Issuable Shares (the profit from which will be divided among the investors in this offering and the 506(c) Offering, provided the sale happens before December 31, 2027).

For more information on how money and warrants flow in this offering, see the Wind Harvest-WHPP Financial Flow Chart included in Appendix E of the Form C.

Wind Harvest

To date, Wind Harvest has been financed with $4.58M in Series A shares, $3.97M in convertible notes and $1.39M in short term loans.

At the start of this offering, Wind Harvest has cash on hand for 2.5 months of expenses. If the minimum offering amount of $150,000 is raised in this offering and/or the 506(c) Offering, Wind Harvest expects its cash on hand to stay at that level. If $600,000 is raised, Wind Harvest expects to have cash on hand for six months of expenses.

With the funds raised in this offering, Wind Harvest plans on advancing its technology and projects to the point where it can sell turbines to customers in 2021. With a successful Series B round (planned for Summer 2021), Wind Harvest will finance and own some of the projects that buy its W*ind Harvesters.*

If WHPP is able to raise $1-3M through this offering and the 506(c) Offering and Wind Harvest is able to raise $30-50M with its Series B round in the summer of 2021, Wind Harvest expects to generate $5.5M in sales in 2021 and $46M in sales in 2022/23. With the extra expenses and aggressive growth strategy that the Series B capital would allow, Wind Harvest anticipates having a total of $6.1M in cumulative losses through October 2022. It should break even by the middle of 2023 (its third year with $35 million in sales) and earn more than $15 million in net income by the end of 2024 on $160+ million in sales. Keys to the success of this plan include:

- $1-3 million raised in this offering and the 506(c) Offering. These funds will allow Wind Harvest to achieve some to all of the milestones of full commercialization of the technology and advancement of the development of the company's projects so that the projects are fully ready to buy and install turbines.

- $30-50 million raised in Wind Harvest's Series B round. This capital is needed to fund the projects that buy most of the *Wind Harvesters* expected to be sold in 2021 and 2022.

Wind Harvest believes that the value of Wind Harvest's common stock (for which WHPP will hold warrants to purchase as described in the Form C) has a strong upside potential if the *Wind Harvester* turbines and Wind Harvest's projects are successful. The table below demonstrates the potential value at various milestones over the next seven-year period. The projected valuation after 2023 is based on a valuation of 7X net income. The valuations in 2021 (for Wind Harvest's Series B round) and in 2024 (for an IPO) are not based on net income but on expected future growth.

These numbers are projections and not guarantees of performance.

Wind Harvest Sales and Valuation Projections (in millions of U.S. dollars)

Year	2012	2021	2022	2023	2024	2025	2026	2027
Turbine Sales	0	$0	$5	$35	$163	$878	$2,242	$6,197
Net Income		(2.1)	(3.9)	$1.5	$15.5	$97.4	$208.2	$568.5
Capital Raised	$8	$3	$50		$150			
Valuation	$8	$8	$50	$50	$250	$681	$1,457	$3,980
Share price	$0.05		$0.18	$0.25	$0.60	$1.56	$3.33	$9.14

For further details, see Wind Harvest's 7-Year Financials and Future Valuation included in Appendix E of the Form C and in the documents section of Our Story on our Wefunder launch page.

Shortage of capital has always been Wind Harvest's biggest obstacle. Turbine prototypes and the full commercialization process costs a lot at a time and money when companies have no income from product sales. This offering and the 506(c) Offering are Wind Harvest's way around this difficult obstacle.

Wind Harvest needs the proceeds from this offering and/or the 506(c) Offering to successfully meet its milestones and prepare for a solid Series B capital round. Wind Harvest also needs the proceeds from this offering and the 506(c) Offering and other investment capital described in this Form C to complete its projects, fulfill its mission, and remain a viable business.

Wind Harvest will likely require additional financing in excess of the proceeds from this offering and the 506(c) Offering in order to perform operations over its lifetime. Wind Harvest does not have any sources of capital, or potential sources of capital, beyond its historic base of investors and what has been described herein and in the Form C.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering, or any of the other sources of capital described herein, will be sufficient to enable Wind Harvest to implement its strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. Although capital may be available for early-stage companies, there is no guarantee that Wind Harvest will receive any investments from investors.

Wind Harvest has traditionally relied on convertible promissory notes and short-term loans and expects it can continue to do so. Wind Harvest has a network of accredited investors and existing investors who support Wind Harvest. Wind Harvest will make an income stream from the sale of electricity produced by the turbines that the WHPP loan allows Wind Harvest to make and install.

Runway & Short/Mid Term Expenses

WHPP

Since the date its financials cover, there are no material changes to WHPP since the company is new and hasn't had any transactions.

Over the next 3-6 months, revenue from WHPP's loan(s) to Wind Harvest (which loans will be made from the funds raised in this offering and the 506(c) Offering) will be accruing interest. During that time WHPP will have no expenses. Once the first annual loan payment is made from Wind Harvest, some funds will be used by WHPP to administer the process, pay taxes, etc. There should, though, be a small net that builds up each year as the income from the loan payment is higher than WHPP's annual interest payments to the investors in this offering and the 506(c) Offering. See “Liquidity and Capital Resources” above for more detail.

Wind Harvest

Wind Harvest’s cash on hand is $59,752 as of July 31, 2020. In the previous three months, revenues averaged $0/month, cost of goods sold averaged $0/month, and operational expenses averaged $15,500/month, for an average burn rate of $15,500 per month. Wind Harvest’s intent is to be profitable in 27 months. Wind Harvest does not expect this to be possible unless WHPP is able to raise at least $1 million in funds from this offering and/or the 506(c) Offering.

In April 2021, six months after the expected initial funding, the *Wind Harvester* v3.1 in Denmark should start generating a net income of ~$750 from the sale of the electricity it produces. Four

months later that income should more than double with the installation of the v3.2 turbine and the additional energy from the Coupled Vortex Effect that it will produce.

The first profit on a sale of *Wind Harvesters* should come in at the end of 2021, four months after the first 20+ turbine order is expected to be made. Until then, Wind Harvest plans on being financed by investors in this offering and keeping its expenses at 2/3rds of the new monthly loans it receives from WHPP.

Each turbine sold should net Wind Harvest $30,000-60,000. In summer of 2021, Wind Harvest expects to receive down payments on five orders totaling 25 turbines. This first commercial production run should net $1 million.

When Wind Harvest closes its Series B round, expected in the summer of 2021, the resulting new capital will allow the company to increase its expenses as it moves forward on the goal of selling 200 turbines for $80 million in 2022 for installation in that year or the next. Sometime in 2022-23, after an anticipated $150 million initial public offering, Wind Harvest expects to grow rapidly and become profitable with monthly average income beginning to significantly be above expenses.